Exhibit 99.4

Registered Office: 25 BERKELEY SQUARE LONDON W1J 6HB www.cadburyschweppes.com

8 April 2004

Dear Shareowner

I am pleased to enclose your Company’s Annual Review and Summary Financial Statement 2003 together with, if requested, the Report & Accounts and Form 20-F 2003. This gives further background to your Company’s results, which were set out in my letter dated 18 February 2004 giving details of the Company’s preliminary results, together with detailed information about the Group’s activities during the year. I trust that you will find it interesting and informative.

The following documents also accompany this letter:

1.	Annual General Meeting 2004 booklet;

2.	Form of Proxy attached to, and folded behind, this letter; and

3.	Admission Pass for the Annual General Meeting attached to, and folded behind, this letter.

I hope that you will be able to attend your Company’s Annual General Meeting on Friday, 21 May 2004 at 2.15 pm at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. I would encourage those of you unable to attend to exercise your voting rights by completing, signing and returning the Form of Proxy for which a reply-paid envelope is enclosed.

Alternatively, you may register the appointment of a proxy electronically, by logging onto www.computershare.com/uk/cad/ proxy or, if you are a member of CREST, by using the CREST electronic proxy appointment service. Further details are set out on the next pages and in the Annual General Meeting booklet.

Yours faithfully,

John Sunderland
Chairman

NOTES TO THE FORM OF PROXY

1.	A member who wishes to appoint a proxy who is not the Chairman of the Meeting must delete the reference to the Chairman, initial the deletion and insert the name of the proxy in the space provided. If no deletion or amendment is made, the Chairman of the Meeting will be deemed appointed as the proxy.

2.	The choices as to how a member may vote are: for; against; or the member may withhold their vote. If a member decides to withhold their vote, the number of votes that the member has will not be counted towards the total number of votes cast “for” or “against” the Resolution. If a member does not indicate a choice, their proxy will vote at his or her discretion.

3.	In the case of joint holders, the signature of any one holder is sufficient.

4.	If the appointor is a corporation, this form must be executed under its common seal or be signed by a duly authorised officer, representative or attorney of the corporation, whose capacity should be stated.

5.	To be valid, this Form of Proxy must be completed, signed, dated and, together with any power of attorney or any other authority under which it is signed, or a duly certificated copy of such power of attorney, it must be deposited (either by hand or via the post using the enclosed reply paid envelope) with the Company’s Registrar so that it arrives by 2.15 p.m. on 19 May 2004 at the following address: The Registrar to Cadbury Schweppes plc, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3ZZ. Alternatively, you may appoint a proxy electronically – see below.

ELECTRONIC PROXY APPOINTMENT

At the top of the proxy form, there is a printed Shareowner Reference Number ‘SRN’ and Shareowner PIN. Each Shareowner has a unique SRN. To appoint a proxy electronically, either:

1.	Log onto the Registrar’s website, www.computershare.com/uk/cad/proxy, enter the unique SRN and PIN and follow the on-line instructions; or

2.	A member of CREST may use the CREST electronic proxy appointment service, instructions for which are set out on the reverse of this page.

ADMISSION PASS

Please bring this pass with you to the Annual General Meeting as it will assist the admission check-in arrangements. On arrival please hand it to one of the Company’s officials who will be on duty. If you appoint a proxy, it is not necessary to hand this pass to your proxy.

Form of Proxy

Shareowner Reference Number ‘SRN’

Shareowner PIN

I/We, the undersigned, being a member/members of Cadbury Schweppes Public Limited Company, hereby appoint the Chairman of the Meeting, or

(Note 1) as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 21 May 2004 and at any adjournment thereof. I/We direct that my/our vote(s) be cast on the Resolutions referred to in the Notice of Meeting as indicated by an ‘X’ in the appropriate adjacent boxes and, in respect of any Resolution(s) which is/are not so marked, in such manner as my/our proxy thinks fit.

PLEASE COMPLETE WITH AN ‘X’ IN THE APPROPRIATE BOX USING BLACK INK AS THIS FORM WILL BE SCANNED.

RESOLUTIONS: Please indicate with an ‘X’ in the appropriate box how you wish your proxy to vote on each Resolution. If no such indication is given the proxy will exercise his or her discretion as to how he or she votes or whether he or she will withhold from voting (Note 2).

Signature (Notes 3 & 4)

Date (Note 5)

2 0 0 4

Vote
Resolutions		For	Against	Withheld

1.	Financial Statements

2.	Declaration of Final Dividend 2003

3.	Directors’ Remuneration Report

4.	Re-appointment of John Sunderland

5.	Re-appointment of Ken Hanna

6.	Re-appointment of Rick Braddock

7.	Re-appointment of Roger Carr

8.	Re-appointment of David Thompson

9.	Re-appointment of Auditors

10.	Remuneration of Auditors

11.	Authority to allot relevant securities

12.	Authority to disapply pre-emption rights

13.	Authority to purchase own ordinary shares

14.	Amend rules of the Share Option Plan 1994

15.	Amend rules of the 1997 Long Term
Incentive Plan

16.	Approval of the Bonus Share Retention
Plan 2004

17.	Amend rules of eight named share
schemes/plans

18.	Establish further employee share plan
or plans

CREST ELECTRONIC PROXY APPOINTMENT SERVICE

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 21 May 2004 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST “Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an instruction to a previously appointed proxy, must be transmitted so as to be received by the issuer’s agent (ID 3RA50) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. No such messages received through the CREST network after this time will be accepted. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.